 Exhibit (a)(5)(B)
Marine Products Corporation Announces Commencement of Tender Offer
ATLANTA, August 26, 2016 – Marine Products Corporation (NYSE: MPX) (the “Company”), a leading manufacturer of fiberglass boats, today announced that it is commencing a tender offer to purchase for cash 3.2 million shares of its outstanding common stock at a purchase price of  $9.00 per share, with the right to increase the tender offer to up to 3.5 million shares. The closing price of the Company’s common stock on Tuesday, August 16, 2016, the last full trading day before the first announcement of our intention to make the tender offer, was $8.50 per share. The 3.2 million shares sought in the tender offer represent approximately 8.3% of the Company’s shares currently outstanding. Our Board of Directors believes that the tender offer provides an efficient method of returning capital to our shareholders while providing long-term shareholder value.
If Company shareholders tender more than the maximum number of shares sought, the Company will purchase shares from all holders of only one share, and then from all shareholders who properly tendered shares, on a pro rata basis, based on the aggregate number of shares tendered.
The tender offer will expire at 11:59 p.m., New York City time, on November 1, 2016, five business days after the anticipated release of the Company’s third quarter financial results, unless extended by the Company. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the tender offer materials.
The tender offer is not subject to a financing condition. The Company expects to fund the share purchases in the offer from its existing cash and cash equivalents. R. Randall Rollins, Gary W. Rollins and Henry B. Tippie, and their affiliates, including the majority shareholder of the Company, do not intend to participate in the tender offer. The Company expects that some other directors and executive officers will participate.
Specific instructions and a complete explanation of the terms and conditions of the tender offer are contained in the Offer to Purchase and related materials that will be mailed to shareholders beginning today.
The tender offer is not conditioned upon any minimum number of shares being tendered. Shareholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the expiration of the tender offer, or who are unable to make delivery of all required documents to the depositary prior to the expiration of the tender offer, may tender their shares by complying with the procedures set forth in the Offer to Purchase for tendering by notice of guaranteed delivery. D. F. King will serve as information agent for the tender offer. American Stock Transfer will serve as the depositary for the tender offer.
Neither the Company, its directors, the information agent nor the depositary makes any recommendation as to whether to tender shares or as to the price at which to tender them. Shareholders may obtain copies of the Offer to Purchase, related materials filed by the Company as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission (“SEC”) at www.sec.gov without charge when these documents become available. Shareholders also may obtain copies of the materials for free from the Company at 2801 Buford Highway NE, Suite 520, Atlanta, Georgia 30329, (404) 321-7910, and from the information agent for the tender offer, D. F. King & Co., Inc., at 48 Wall Street, 22nd Floor, New York, NY 10005, USA, toll-free at (800) 290-6426. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.
Additional Information Regarding the Tender Offer
This communication is for informational purposes only, is not a recommendation to buy or sell the Company’s common stock, and does not constitute an offer to buy or the solicitation to sell shares of the

Company’s common stock. The tender offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that the Company will file today with the SEC. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Shareholders may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that the Company files with the SEC at the SEC’s website at www.sec.gov, and shareholders may obtain them for free from the Company at 2801 Buford Highway NE, Suite 520, Atlanta, Georgia 30329, (404) 321-7910, and from the information agent for the tender offer, D. F. King & Co., Inc., at 48 Wall Street, 22nd Floor, New York, NY 10005, USA, toll-free at (800) 290-6426.
For more information on Marine Products Corporation visit our website at www.marineproductscorp.com.
Forward-Looking Information
Certain statements and information included in this press release constitute forward-looking statements that do not directly or exclusively relate to historical facts. Forward-looking information is based on projections and estimates, not historical information. Such forward-looking statements include statements that look forward in time or express management’s beliefs, expectations or hopes. In particular, such statements include, without limitation, our belief regarding the benefits of the tender offer and its anticipated timing. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Marine Products Corporation to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.
These risks include material changes in our stock price or in market conditions in general, as well as risks impacting our business in general. Additional discussion of factors that could impact our business and the proposed tender offer is contained in Marine Products’ Form 10-K, filed with the Securities and Exchange Commission for the year ending December 31, 2015.
For information contact:
BEN M. PALMER	JIM LANDERS
Chief Financial Officer	Vice President, Corporate Finance
(404) 321-7910	(404) 321-2162
irdept@marineproductscorp.com	jlanders@marineproductscorp.com